VIA EDGAR

May 28th, 2008

Securities and Exchange Commission
100 F Street  N.E.
Washington, DC 20549-4720

Attention: Sheila Stout

Re:           Conestoga Funds  -   Comments on 2007 Annual Report
File No. 811-21120

Dear Ms. Stout:

On behalf the Conestoga Funds, (the “Trust”), I am writing this letter in response to comments that were conveyed to Mr. W. Christopher Maxwell, the Trust’s Chairman and Chief Executive Officer, Mr. Robert M. Mitchell, the Trust’s Treasurer and myself, the Trust’s Secretary and Chief Compliance Officer by telephone on April 29, 2008, on the report to shareholders of the Conestoga Small Cap Fund (the “Fund”) for the fiscal year ended September 30th, 2007.  For your convenience in reviewing the Fund’s responses, your comments and suggestions are immediately followed by the Fund’s responses.

1.             Comment:                        As part of the Fund’s response, a Tandy statement should be included.

Response:                      The Conestoga Fund acknowledges the following:
•	The Fund is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.             Comment:                       The Fund’s Management Fee is listed differently in the Prospectus and the 2007 Annual Report (Additional Comments-Fund Expenses).

Response:                      The Fund acknowledges that the Management fee should be consistent in both the Prospectus and Annual Report.  In the section, Additional Comments - Fund Expenses the 3rd sentence lists the Adviser charging the Fund 1.00% of the daily average assets as the Management Fee.  This figure is a net figure after fee waivers.  The Adviser’s fee before waivers of twenty basis points is 1.20%.  The Management Fee of 1.20% excluding Trustees’ fees and expenses, 12b-1 fees, brokerage commissions and fees, extraordinary cost, before waivers, will replace the listed 1.00% Management Fee, as listed in the Additional Comments - Fund Expenses section, excluding Trustees’ fees and expenses, 12b-1 fees, brokerage commissions and fees, extraordinary cost, in future Annual and Semi-Annual Reports.

3.             Comment:                        Notes, which describe the notations on the Schedule of Investments, are not appearing at the bottom of the Edgarized document.

Response:                       For future filings, the Fund will reformat the documents to insure that all notes and descriptions appear on the filed documents.

4.             Comment:                        In the Statement of Assets and Liabilities, the Fund should insert the Market Value of the Securities which are on loan under the heading of Fund Assets.

Response:                       If and when the Fund resumes securities lending activities, the market value of the securities on loan will be listed in the Statement of Assets and Liabilities.

5.             Comment:                        The Fund should explain why the expense ratio, as listed in the Financial Highlights after waivers, is 1.15%.

Response:                       On December, 29th, 2006 the Fund contractually agreed to limit the Fund’s net annual operating expenses to 1.10% of the Fund’s average daily net assets until at least January 29, 2008 resulting in a projected Net Annual Fund Operating Expense of 1.10%.  On January 2, 2008 the Fund agreed to extend the expiration date of the limitation of Fund Operating Expenses of 1.10% to at least January 29, 2009.  Prior to December 29th, 2006 the Fund’s Total Annual Operating Expense was 1.35%.  The ratio of expenses to average net assets of 1.15% as listed in the Annual Report is the weighted average of the two Net Annual Fund Operating Expenses for Fiscal 2007.

6.             Comment:                       The Fund should file an amended Form N-CSR, Item 11a (Evaluation of Controls and Procedures) due to the form incorrectly listing September 30th, 2006.

Response:                      The Fund will file an amended Form N-CSR , Item 11a with the correct date of September 30th, 2007.

Very Truly Yours,

Conestoga Funds, on behalf of it’s Conestoga Small Cap Fund.

By: /s/ Duane R. D’Orazio
Duane R. D’Orazio
Chief Compliance Officer